SECU 10028134 ION

3B 3/2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2009 (MM/DD/YY) AND ENDING December 31,2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Street Capital LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

372 Washington Street
(No. and Street)

Wellesley (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark O'Keefe 617-536-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive (Address) Tewksbury (City) MA (State) 01876 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3B 3/8

OATH OR AFFIRMATION

I, Samuel E. Bain, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Street Capital Limited Partnership, as of December, 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Newbury Street Capital Limited Partnership
As General Partner

Title

Carol K. Stone
Notary Public

CAROL K. STONE
Notary Public
Commonwealth of Massachusetts
My Commission Expires 3/14/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

To the Partners
Newbury Street Capital Limited Partnership
Wellesley, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Newbury Street Capital Limited Partnership (the "Partnership") as of December 31, 2009 and 2008, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Street Capital Limited Partnership as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 24, 2010

December 31		2009		2008
Assets				
Current Assets:				
Cash and Equivalents	$	**396,471**	$	399,571
Commissions Receivable		**10,413**		36,685
Prepaid Expenses and Other Current Assets		**12,523**		8,943
Total Current Assets		**419,407**		445,199
Clearing Broker Deposit		**100,000**		150,000
Total Assets	$	**519,407**	$	595,199
Liabilities and Partners' Capital				
Liabilities:				
Accounts Payable and Accrued Expenses	$	**21,000**	$	15,000
Due to Affiliated Entity		**78,255**		67,059
Total Liabilities		**99,255**		82,059
Partners' Capital		**420,152**		513,140
Total Liabilities and Partners' Capital	$	**519,407**	$	595,199

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2009	2008
Revenues:		
Commissions	$ 573,860	$ 1,037,606
Interest	201,707	259,349
Net Gain on Investments	599	3,416
Total Revenues	776,166	1,300,371
Expenses:		
Commissions and Clearing	280,468	353,056
Management Fees	120,000	120,000
Professional Fees	33,870	30,550
Broker Dealer and Agent Fees	21,433	15,031
Insurance - Bonding	13,499	12,609
Interest Expense	5,795	2,461
Quote Service	4,800	4,800
Miscellaneous	3,611	3,202
Computer Expense	2,100	2,099
Training	600	600
Equity-Based Compensation	-	29,091
Total Expenses	486,176	573,499
Net Income	$ 289,990	$ 726,872

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2009		2008
Partners' Capital, Beginning	$	**513,140**	$	311,003
Net Income		**289,990**		726,872
Distributions to Partners		**(382,978)**		(534,527)
Equity-Based Compensation		**-**		9,792
Partners' Capital, Ending	**$**	**420,152**	$	513,140

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2009	2008
Cash Flows from Operating Activities:		
Net Income	$ 289,990	$ 726,872
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Equity-Based Compensation	-	29,091
Decrease (Increase) in Commissions Receivable	26,272	(26,140)
(Increase) Decrease in Prepaid Expenses and Other Current Assets	(3,580)	1,160
Increase (Decrease) in Accounts Payable and Accrued Expenses	6,000	(146)
Increase in Due to Affiliated Entity	11,196	25,193
Net Cash Provided by Operating Activities	329,878	756,030
Net Cash Provided by Investing Activities:		
Decrease in Clearing Broker Deposit	50,000	-
Net Cash Used in Financing Activities:		
Distributions to Partners	(382,978)	(553,826)
Net (Decrease) Increase in Cash and Equivalents	(3,100)	202,204
Cash and Equivalents, Beginning	399,571	197,367
Cash and Equivalents, Ending	$ 396,471	$ 399,571

Supplemental Disclosures of Cash Flow Information:

	2009	2008
Cash Paid During the Years for Interest	$ 5,795	$ 2,461

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: Newbury Street Capital Limited Partnership (the "Partnership") was formed on March 16, 1993, as a Massachusetts limited partnership and is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Partnership utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Accounting Standards Codification: During the year ended December 31, 2009, the Partnership adopted the *FASB Accounting Standards Codification* ("ASC"). The ASC became the single official source of authoritative accounting principles generally accepted in the United States of America ("GAAP") recognized by the FASB, other than guidance issued by the Securities and Exchange Commission. The adoption of the ASC did not have a material impact on the Partnership's financial statements. However, the adoption of the ASC changed the Partnership's references to GAAP in its financial statements.

Revenue Recognition: The Partnership recognizes revenues and expenses relating to commissions on a trade date basis.

The Partnership shares in interest earned by the clearing broker on debit and credit balances of the Partnership's clients' accounts carried by the clearing broker. Interest income is accrued as earned.

Cash and Equivalents: The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has a cash management program which provides for investment of excess cash balances primarily in federally insured interest-bearing accounts. The Partnership considers such highly liquid investments with maturities of three months or less when invested to be cash equivalents.

Income Taxes: The Partnership follows the guidance in ASC No. 740-10 [Prior Authoritative Guidance: SFAS 109, *Accounting for Income Taxes*] (ASC 740-10) for income tax reporting. No provision for federal or state income taxes is presented in these financial statements as Newbury Street Capital Limited Partnership is a partnership and, accordingly, the Partnership's taxable income is allocated to its partners for income tax reporting purposes. However, in certain circumstances the Partnership could be liable for certain state or foreign income taxes.

During the year ended December 31, 2009, the Partnership adopted ASC No. 740-10-25 [Prior Authoritative Guidance: FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*] (ASC 740-10-25), which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. ASC 740-10-25 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting for interim periods and disclosures for uncertain tax positions. The General Partner has determined that the Partnership does not have a liability for uncertain tax positions or unrecognized benefits.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with GAAP. Actual results experienced by the Partnership may differ from those estimates.

Subsequent Events: In May of 2009, the FASB issued ASC No. 855-10 [Prior Authoritative Guidance: SFAS No. 165, *Subsequent Events*] (ASC 855-10), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. This statement is effective for annual financial periods ending after June 15, 2009, and should be applied prospectively. In accordance with ASC 855-10, management has evaluated subsequent events spanning the period from December 31, 2009 through February 24, 2010, the latter representing the issuance date of these financial statements.

2. Clearing Broker Deposit:

The Partnership is a party to a fully disclosed clearing agreement with a clearing broker. The terms of the agreement require that the Partnership maintain a deposit in the amount of $100,000.

Furthermore, the Partnership is required to notify the clearing broker in advance of partnership distributions in excess of ten percent of its net capital. The Partnership was in compliance with this contractual provision during 2009.

3. Net Capital:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2009 and 2008, the Partnership's net capital amounted to $402,629 and $499,197, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Partnership's aggregate indebtedness to net capital ratio amounted to 0.25 to 1 and 0.16 to 1, as of December 31, 2009 and 2008, respectively.

4. Equity-Based Compensation:

On April 1, 2005, the Partnership admitted one new limited partner through the issuance of a profits interest to such partner. The limited partner's interests were subject to certain vesting through December 31, 2008. Equity compensation expense recorded in connection with this profits interest amounted to $29,091 for the year ended December 31, 2008.

5. Related Party Transactions:

The Partnership acts as a broker in security transactions for an entity affiliated through common ownership. All commission revenues are derived from transactions initiated by the affiliated entity.

The affiliated entity provides certain administrative and management services to the Partnership. Management fees incurred by the Partnership for these services amounted to $120,000 during each of the years ended December 31, 2009 and 2008.

Additional expenses incurred by the Partnership with the affiliated entity for training, computer, office, legal and research expenses amounted to $27,309 and $38,064, during the years ended December 31, 2009 and 2008, respectively.

Due to affiliated entity represents amounts due to the affiliated entity for management fees, training, computer, office, legal and research expenses. As of December 31, 2009 and 2008, such amounts due to the affiliated entity amounted to $78,255 and $67,059, respectively.

6. Indemnifications:

The Partnership agreement provides that the Partnership indemnify its General Partner for certain events or occurrences performed by it within the scope and authority of the agreement. The maximum potential amount of future payments the Partnership could be required to make under this agreement is limited to the extent of Partnership assets only.

The Partnership may also enter into other indemnification agreements in the normal course of business.

As of December 31, 2009, the Partnership had not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding.

For the Year Ended December 31		2009
Aggregate Indebtedness	$	99,255
Partners' Capital	$	420,152
Deductions for Nonallowable Assets:		
Prepaid Expenses and Other Current Assets		(12,523)
Portion of Insurance Deductible above $5,000 Limit		(5,000)
Net Capital		402,629
Minimum Net Capital Requirement to be Maintained		6,617
Net Capital in Excess of Requirements	$	396,012
Ratio of Aggregate Indebtedness to Net Capital		0.25 to 1

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

M | F | A
MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Partners
Newbury Street Capital Limited Partnership
372 Washington Street
Wellesley, MA 02481

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Newbury Street Capital Limited Partnership as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3–3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a–13 and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

M F A

To the Partners
Newbury Street Capital Limited Partnership
Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the entity's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP

MFA
MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Board of Directors
Newbury Street Capital LP
Wellesley, Massachusetts

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Newbury Street Capital LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Newbury Street Capital LP's management is responsible for Newbury Street Capital LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures describe below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045673 FINRA DEC
NEWBURY STREET CAPITAL 9*9
ATTN ROBERT KATZ STE 1
372 WASHINGTON ST
WELLESLEY MA 02481-6202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,407

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (475)

Date Paid ______

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 932

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 932

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Newbury Street Capital LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO / FINOP
(Title)

Dated the 1st day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 563294
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	406
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	406
2d. SIPC Net Operating Revenues	$ 562,888
2e. General Assessment @ .0025	$ 1,407

(to page 1 but not less than $150 minimum)

NEWBURY STREET CAPITAL L.P.
38 NEWBURY STREET, 8TH FLOOR
BOSTON, MA 02116

CAMBRIDGE TRUST COMPANY 01
CAMBRIDGE, MASS.
53-59-113

955

02/01/2010

PAY TO THE ORDER OF SECURITIES INVESTOR PROTECTION CORPORATIO $ **932.00

Nine Hundred Thirty-Two and 00/100** DOLLARS

SECURITIES INVESTOR PROTECTION CORPORATIO
805 15TH STREET NW, SUITE 800
WASHINGTON, DC 20005-2215

MEMO
2009 Yr End Assessment 8-045673

Security Features Included. Details on back.

⑈000955⑈ ⑆011300595⑆ ⑈56207601⑈

NEWBURY STREET CAPITAL L.P.

SECURITIES INVESTOR PROTECTION CORPORATIO 02/01/2010 955

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
02/01/2010	Bill	SIPC-7T	932.00	932.00		932.00
					Check Amount	932.00

CASH CHECKING - CTC 2009 Yr End Assessment 8-045673 932.00

NEWBURY STREET CAPITAL L.P.

SECURITIES INVESTOR PROTECTION CORPORATIO 02/01/2010 955

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
02/01/2010	Bill	SIPC-7T	932.00	932.00		932.00
					Check Amount	932.00

CASH CHECKING - CTC 2009 Yr End Assessment 8-045673 932.00

NEWBURY STREET CAPITAL
LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008